Exhibit 99.1

MDJM Ltd. Appoints Sinologist Professor Duncan Murray Campbell as Director

Appointment Expected to Strengthen the Company’s Professional Capabilities in Oriental Gardens, Cross-Cultural Narrative, Cultural Strategy and International Governance

LETHAM, Scotland, June 29, 2026 - MDJM Ltd. (OTCQB: UOKAF) (the “Company”) today announced the appointment of Professor Duncan Murray Campbell, a sinologist and scholar of Chinese cultural studies, as a director of the Company for a term of two years.

The Company believes that Professor Campbell’s appointment represents an important step in further strengthening its international cultural governance system. As the Company continues to advance its three core pillars — original animation IP development, the digital animation museum, and the Fernie Castle Animation Museum and Oriental Garden cultural environment — the Company seeks to introduce, at the Board level, professional expertise with deep cultural knowledge, cross-cultural understanding and a strong background in Eastern aesthetics.

Professor Campbell has long been engaged in the study of Chinese literature, Chinese garden culture, literati traditions, material culture and East-West cultural exchange. He has taught Chinese language, Chinese literature, Chinese history and civilization at a number of international universities, and has also been involved in East Asian garden research and Chinese garden-related work at The Huntington Library in the United States. His academic research has long focused on Chinese private gardens, garden literature and visual representation, Jiangnan literati culture in the late Ming and early Qing periods, book collecting, private libraries and the expression of traditional culture in an international context.

The Company believes that Professor Campbell’s long-standing academic work in classical Chinese literature, garden culture and cross-cultural studies will provide important support to the Company in cultural direction, garden philosophy, project narrative and international communication.

According to the relevant director appointment documents, Professor Campbell will provide high-level cultural and academic support to the Company across five core areas:

First, from academic and cultural perspectives, providing strategic recommendations regarding the overall cultural positioning of the Fernie Castle project, the construction of the Oriental Garden framework and the Company’s cross-cultural narrative development;

Second, reviewing and commenting on relevant proposals, documents and supporting materials prepared by the Company when the project advances to key stages, including planning applications, detailed design refinement and the finalization of cultural narratives;

Third, upon invitation by the Company at key development stages, participating in a limited number of site visits or phase-based meetings and providing observational recommendations on spatial layout, narrative settings and cultural presentation from a cultural research perspective;

Fourth, where appropriate and subject to his availability, participating in selected cultural events or sharing expert insights to support the Company’s understanding of relevant cultural content;

Fifth, drawing on his expertise in classical literature, garden culture and material culture studies, offering directional advice on the Company’s future cultural education framework, publication roadmap and potential academic collaborations.

The Company stated that the Fernie Castle project is not a single tourism development project, but an important physical cultural infrastructure within the Company’s long-term cultural strategy. The project is expected to develop around the historic castle, Oriental Garden, animation museum, immersive cultural experience and international animation art exhibition system.

In this process, the Oriental Garden should not be understood merely as landscape design, but as a cultural expression system concerning nature, time, space, memory and spiritual order. Professor Campbell’s academic background is expected to help the Company avoid superficial or decorative cultural expression and support a more balanced relationship among cultural depth, spatial narrative and international comprehensibility.

The Company believes that cultural projects with future international influence require not only architectural design, capital investment and operational capability, but also stable cultural judgment, academic rigor and cross-cultural expression. Professor Campbell’s appointment is expected to further enhance the Company’s overall ability, at both Board and strategic levels, to guide Eastern culture, garden spirit, cultural heritage and cross-civilizational exchange.

As the Company continues to advance its three core pillars — original animation IP development, the digital animation museum, and the Fernie Castle Animation Museum and Oriental Garden cultural environment — it is gradually building a long-term cultural industry structure that integrates content creation, digital cultural platforms and offline immersive cultural infrastructure. Professor Campbell’s appointment is expected to help the Company establish deeper and more sustainable strategic connections among oriental gardens, cultural content, cross-cultural narrative, international curation, educational publishing and academic collaboration.

Building upon the above cultural asset structure, the Company also intends to promote more sustainable long-term value conversion for its cultural content and spatial assets through global IP commercialization, cultural consumption, exhibition operations and international distribution systems.

The Company also stated that Professor Campbell’s role in connection with the Fernie Castle project will be limited to high-level, non-executive and non-binding cultural and academic input. Final decisions regarding project management, implementation, public communications and business matters will remain with the Company’s management and/or the Board, as applicable.

The Company believes that Professor Campbell’s proposed appointment will further strengthen the Company’s professional capabilities in East-West cultural integration, oriental garden philosophy, international cultural governance and long-term cultural platform development, and will provide a stronger academic and strategic foundation for the Company’s development of a global cultural project system with long-term value.

About Professor Duncan Murray Campbell

Professor Duncan Murray Campbell is a sinologist and scholar of Chinese cultural studies. His research has long focused on Chinese literature, classical gardens, literati traditions, material culture, book collecting and East-West cultural exchange. He has taught and researched Chinese language, Chinese literature, Chinese history and civilization at a number of international universities, and has also been involved in East Asian garden research and Chinese garden-related work at The Huntington Library in the United States. His scholarship provides an important perspective for understanding the contemporary expression of traditional Chinese culture in an international context.

About MDJM Ltd.

MDJM Ltd. is a global company focused on creating long-term value through cultural industries, international collaboration, industrial integration and strategic resource allocation. MD Local Global Ltd. is the cultural business platform of MDJM Ltd., focused on original animation IP development, the digital animation museum, and the Fernie Castle Animation Museum and Oriental Garden cultural environment. The platform seeks to integrate Eastern philosophical storytelling, international animation art, immersive cultural experiences and long-term cultural operations to promote the coordinated development of global cultural value and commercial ecosystems.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact:

MDJM Ltd.

Ray Cai

Phone: + 44-01337 829 349

Email: ray.cai@mdjmjh.com